Nukkleus Inc.

575 Fifth Avenue, 14th floor

New York, NY 10017

September 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Nukkleus Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-284880

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nukkleus Inc., a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-284880), originally filed on February 12, 2025, as amended June 15, 2025 (together with all exhibits thereto, the “Registration Statement”). The Company has determined not to proceed with the offering contemplated by the Registration Statement and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 4. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Nukkleus Inc., 575 Fifth Avenue, New York, NY 10017, email: m@nukk.com, with a copy to the Company’s counsel, Stephen M. Fleming, Esq., c/o Fleming PLLC, email: smf@flemingpllc.com. If you have any questions regarding the foregoing application for withdrawal, please call Stephen Fleming, Esq., at (516) 902-6567.

Very truly yours,

NUKKLEUS INC.

By:	/s/ Menachem Shalom
Menachem Shalom
Chief Executive Officer